Exhibit (e)(25)

[Santarus, Inc. logo]

MEMORANDUM

November 4, 2013

To:	Executive Officers of Santarus, Inc.
From:	Gerald T. Proehl
Subject:	Amendment to Amended and Restated Employment Agreement

The Compensation Committee of the Board of Directors of Santarus, Inc. (the “Company”) has recently taken action to amend your Amended and Restated Employment Agreement with the Company (the “Agreement”).

The purpose of the amendment to your Agreement, which is attached hereto as Exhibit A, is to ensure that any payments and benefits payable to you in connection with a Change of Control of the Company (as defined in the Agreement) would be reduced to the extent necessary so that no excise tax under the Internal Revenue Code would be imposed, if doing so would result in you retaining a larger after-tax amount. All other provisions of your Agreement will remain unchanged, and your Agreement will remain in full force and effect in accordance with the terms and conditions thereof.

The amendment to your Agreement will become effective upon your agreement to the amendment, by signing and returning a copy of this memo to Julie DeMeules. If you have any questions, please do not hesitate to contact Julie at (858) 314-5744.

Kind Regards

Gerald T. Proehl President and Chief Executive Officer Santarus, Inc.

Acknowledged and Agreed

By:

Name:

Date:

Exhibit A

AMENDMENT TO AMENDED AND RESTATED EMPLOYMENT AGREEMENTS

Each Amended and Restated Employment Agreement by and between Santarus, Inc. and the individuals who are a party to such agreements, subject to their written agreement, is hereby amended to add the following new Section 10. Each Amended and Restated Employment Agreement, as amended herein, shall remain in full force and effect in accordance with the terms and conditions thereof.

“10. Limitation on Payments.

(a) Notwithstanding any other provisions of this Agreement, in the event that any payment or benefit received or to be received by the Executive (including any payment or benefit received in connection with a Change of Control or the termination of the Executive’s employment, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement) (all such payments and benefits being hereinafter referred to as the “Total Payments”) would be subject (in whole or part) to the excise tax imposed under Section 4999 of the Code (the “Excise Tax”), then, after taking into account any reduction in the Total Payments provided by reason of Section 280G of the Code in such other plan, arrangement or agreement, the Total Payments shall be reduced to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax but only if (i) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments) is greater than or equal to (ii) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments and the amount of Excise Tax to which the Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments). The Total Payments shall be reduced in the following order: (A) reduction of any cash severance payments otherwise payable to the Executive that are exempt from Section 409A of the Code, (B) reduction of any other cash payments or benefits otherwise payable to the Executive that are exempt from Section 409A of the Code, but excluding any payment attributable to the acceleration of vesting or payment with respect to any stock option or other equity award with respect to the Company’s common stock that are exempt from Section 409A of the Code, (C) reduction of any other payments or benefits otherwise payable to the Executive on a pro-rata basis or such other manner that complies with Section 409A of the Code, but excluding any payment attributable to the acceleration of vesting and payment with respect to any stock option or other equity award with respect to the Company’s common stock that are exempt from Section 409A of the Code, and (D) reduction of any payments attributable to the acceleration of vesting or payment with respect to any stock option or other equity award with respect to the Company’s common stock that are exempt from Section 409A of the Code. The foregoing reductions shall be made in a manner that results in the maximum economic benefit to the Executive and, to the extent economically equivalent, in a pro rata manner.

(b) For purposes of determining whether and the extent to which the Total Payments will be subject to the Excise Tax, (i) no portion of the Total Payments the receipt or enjoyment of which the Executive shall have waived at such time and in such manner as not to constitute a “payment” within the meaning of Section 280G(b) of the Code shall be taken into account, (ii) no portion of the Total Payments shall be taken into account which, in the written opinion of an accounting firm or compensation consulting firm with nationally recognized standing and substantial expertise and experience on Section 280G matters (the “280G Firm”) selected by the Company, does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Total Payments shall be taken into account which, in the opinion of the 280G Firm, constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the Base Amount (as defined in Section 280G(b)(3) of the Code) allocable to such reasonable compensation, and (iii) the value of any non-cash benefit or any deferred payment or benefit included in the Total Payments shall be determined by the 280G Firm in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.

(c) The 280G Firm will be directed to submit its determination and detailed supporting calculations to both the Executive and the Company within fifteen (15) days after notification from either the Company or the Executive that the Executive may receive payments which may be “parachute payments.” The Executive and the Company will each provide the 280G Firm access to and copies of any books, records, and documents in their possession as may be reasonably requested by the 280G Firm, and otherwise cooperate with the 280G Firm in connection with the preparation and issuance of the determinations and calculations contemplated by this Section 10. The fees and expenses of the 280G Firm for its services in connection with the determinations and calculations contemplated by this Section 10 will be borne by the Company.”